Law Office of Kathleen Brown, P.C.

Via EDGAR

August 8, 2007

Jennifer R. Hardy

Legal Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Southern Trust Securities Holding Corp.

Amendment No. 3

Registration Statement on Form 10-SB

File No. 000-52618

Dear Ms. Hardy:

On behalf of our client, Southern Trust Securities Holding Corp. (the “Corporation”), we have set forth below the Corporation’s response to the comment contained in the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated August 6, 2007, relating to the Corporation’s Amendment No. 2 to its registration statement on Form 10-SB (File No. 000-52618) (the “Registration Statement”). The Corporation is concurrently filing via EDGAR Amendment No. 3 to the Registration Statement (“Amendment No. 3”). Amendment No. 3 includes the Corporation’s response to the Staff’s comment, as reflected in this response letter.

Except as otherwise noted in this response letter, the information provided in response to the Staff’s comments has been supplied by the Corporation, which is solely responsible for the adequacy and accuracy of the information as well as the disclosure in Amendment No. 3.  The Corporation also acknowledges that the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to Amendment No. 3 and that the Corporation may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For ease of reference, the Staff comment is reproduced below and included underneath is the Corporation’s response.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18

Results of Operations—Three Months Ended March 31, 2007…, page 20, Expenses, page 20

1.

We note your response to comment 4 of our letter dated July 12, 2007, as well as the statement on page 23 that “[c[omission and clearing fees accounted for 60% and 70%, respectively, of the compensable revenues earned during the three months ended 2006 and 2006, respectively, while you later refer to an “increase in commissions and clearing fees as a percentage of compensable revenue” for this time period. Please revise to clarify your disclosure.

The paragraph in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of Amendment No. 3 addressing commission and clearing fees as a line item of expenses for the periods ended March 31, 2007 and 2006, has been revised to clarify the Corporation’s disclosure.

* * *

August 8, 2007

Please contact us with any additional questions.

Law Office of Kathleen Brown, P.C.

cc:  Robert Escobio, CEO

       Kevin Fitzgerald, President

       Fernando Fussa, CFO

       Rothstein Kass & Company, P.C.

       Matt Franker, Staff Attorney SEC

       Jeff Gordon, Staff Accountant SEC

       Lisa Haynes, Senior Staff Accountant, SEC